SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

(Amendment No. 5)

ACTEL CORPORATION

(Name of Subject Company)

ACTEL CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

004934105

(CUSIP Number of Class of Securities)

John C. East

President and Chief Executive Officer

Actel Corporation

2061 Stierlin Court

Mountain View, California 94043-4655

(650) 318-4200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Robert P. Latta, Esq. Julia Reigel, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Robert T. Ishii, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Street Spear Tower, Suite 3300 San Francisco, California 94105 (415) 947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on October 4, 2010, as amended by Amendment No. 1 thereto filed with the SEC on October 4, 2010, as amended by Amendment No. 2 thereto filed with the SEC on October 5, 2010, as amended by Amendment No. 3 thereto filed with the SEC on October 8, 2010 and as amended by Amendment No. 4 thereto filed with the SEC on October 12, 2010 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by Actel Corporation, a California corporation (“Actel”), relating to the tender offer by Artful Acquisition Corporation, a California corporation (“Purchaser”) and a wholly owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent” or “Microsemi”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as may be amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Microsemi with the SEC on October 4, 2010, as amended by Amendment No. 1 thereto filed with the SEC on October 12, 2010 and pursuant to which Purchaser is offering to purchase all outstanding shares of the common stock, $0.001 par value per share, together with the associated preferred stock purchase rights of Actel (which rights together with the shares of common stock are hereinafter collectively referred to as the “Shares”), or such reduced amount of Shares as described therein, at a price of $20.88 per Share, net to the seller in cash without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 4, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal that accompanied the Offer to Purchase (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase and the Letter of Transmittal filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 5 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 5 is being filed to reflect certain updates as reflected below.

Item 3.	Past Contacts, Negotiations and Agreements.

Item 3(c) is hereby amended and restated as follows:

(c) Arrangements with Microsemi or Purchaser.

Merger Agreement. The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and incorporated herein by reference to provide information regarding its terms.

Tender and Support Agreement. In connection with the execution of the Merger Agreement, the directors, executive officers and certain shareholders of Actel (the “Shareholders”) who, directly or indirectly own 2,748,434 Shares, representing approximately 10.6% of the Shares outstanding on September 30, 2010 have entered into a tender and support Agreement with Microsemi and Purchaser (the “Tender and Support Agreement” which provides, among other things, that the Shareholders will tender their Shares, including any additional Shares acquired prior to the Effective Time or the termination of the Merger Agreement in accordance with its terms (the “Subject Shares”) in the Offer and vote their Subject Shares in favor of approving the principal terms of the Merger, if applicable; provided, however, that if so instructed in writing by Microsemi, each Shareholder has agreed not to tender up to 25% of such Shareholder’s Subject Shares or to withdraw previously tendered Subject Shares such that the Shareholder remains the owner of up to 25% of such Shareholder’s Subject Shares.

Furthermore, the Tender and Support Agreement provides that if any of the Subject Shares have not been previously accepted for payment and paid for by Purchaser pursuant to the Offer, then each Shareholder agrees to vote, or cause its Subject Shares to be voted, (i) in favor of the approval of the principal terms of the Merger, (ii) against (A) any agreement or arrangement related to any acquisition proposal, (B) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of Actel or any of its subsidiaries, or (C) any other proposal or transaction the approval of which is intended or could reasonably be expected to impede, interfere with, prevent, postpone, discourage, frustrate or materially delay the Offer or the

Merger and (iii) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement, which is considered at any meeting of shareholders, and in connection therewith to execute any documents reasonably requested by Microsemi which are necessary or appropriate in order to effectuate the foregoing; provided, however, that the Tender and Support Agreement does not limit the ability of such Shareholder to vote its Subject Shares in its sole discretion on any matters other than the matters described above that may be submitted to a shareholder vote, consent or other approval.

The Tender and Support Agreement will terminate upon the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms, and (ii) the Effective Time. This summary of the material provisions of the Tender and Support Agreement is qualified in its entirety by reference to the Tender and Support Agreement, which has been filed as Exhibit (e)(2) hereto and incorporated herein by reference. We urge you to see the exhibit for the complete terms thereof.

Mutual Non-Disclosure Agreement. Microsemi and Actel entered into a mutual non-disclosure agreement, dated as of April 15, 2010 (the “NDA”), in connection with a possible negotiated transaction between the parties. Under the NDA, the parties agreed, subject to certain customary exceptions, to keep all non-public information furnished by the disclosing party to the receiving party or its representatives solely for the purpose of evaluating a potential transaction between the parties. This summary of the material provisions of the NDA is qualified in its entirety by reference to the NDA, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference. We urge you to see the exhibit for the complete terms thereof.

Exclusivity Agreement. Microsemi and Actel entered into an exclusivity agreement, dated as of September 15, 2010 (the “Exclusivity Agreement”), in connection with the consideration of a possible negotiated transaction involving Microsemi and Actel. Under the Exclusivity Agreement, Actel agreed not to, directly or indirectly, solicit, initiate, encourage, participate in, negotiate, accept or recommend any offer or proposal for, or any indication of interest in, a business combination transaction between Actel and any party other than Microsemi through October 15, 2010. This summary of the material provisions of the Exclusivity Agreement is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(4) hereto and incorporated herein by reference. We urge you to see the exhibit for the complete terms thereof.

Amendment to the Preferred Stock Rights Agreement. In connection with entering into the Merger Agreement, on October 2, 2010, Actel and Wells Fargo Bank, N.A. (the “Rights Agent”), executed an amendment (the “Rights Amendment”) to the Rights Agreement. The Merger Agreement provides that Actel shall not take any action that would allow any “Person” (as defined in the Rights Agreement) to acquire 15% or more of the Shares without being deemed as a “Beneficial Owner” or “Acquiring Person” (other than Microsemi, Purchaser or any subsidiary of Microsemi) and causing a “Distribution Date,” a “Shares Acquisition Date” or a “Triggering Event” (each as defined in the Rights Agreement) to occur. The Actel Board made a determination that Microsemi, Purchaser or any of their respective affiliates or associates, directors, officers or employees is a “Beneficial Owner” or an “Acquiring Person” for purposes of the Rights Agreement. Thus, the Rights Amendment renders the Rights inapplicable to the Offer, the Merger and the other transactions contemplated by the Merger Agreement. This summary of the material provisions of the Rights Agreement and the Rights Amendment are qualified in their entirety by reference to the Rights Agreement and the Rights Amendment, which are filed as Exhibits (e)(8) and (e)(9) hereto, respectively, and incorporated herein by reference. We urge you to see the exhibits for the complete terms thereof.

Closing Loan. Pursuant to the Merger Agreement, Microsemi may borrow up to $70 million from Actel to finance the closing of the Merger (the “Closing Loan”). If so requested by Microsemi, such loan shall (i) be made immediately prior to the Effective Time of the Merger, (ii) bear simple interest at 4.0% per annum, (iii) be unsecured, (iv) be prepayable without penalty, (v) have a term of 60 days, and (vi) be evidenced by a promissory note prepared by the parties in a manner consistent with these terms. In the event that Parent elects to receive the Closing Loan, it shall give Seller at least three business days’ written notice of such election prior to the date on which the funding of such loan is to occur. This summary of the Closing Loan is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

Item 4(c) is hereby amended and restated as follows:

(c) Reasons for Recommendation.

In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, the Actel Board consulted with Actel’s executive officers, legal counsel and financial advisors, and considered a number of factors in recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, including the following:

Actel’s Operating and Financial Condition; Prospects of Actel. The Actel Board considered the current and historical financial condition, results of operations, and business of Actel, as well as Actel’s financial plan and prospects, if it were to remain an independent company. The Actel Board evaluated Actel’s long-term financial plan, including the execution risks and uncertainties, and the potential impact on the trading price of the Shares (which is not feasible to quantify numerically) if Actel were to execute or fail to execute upon its financial plan. The Actel Board also considered, and concurred with, management’s view that Actel’s expected financial results in the second half of 2010, which were forecast to improve significantly, were not sustainable in the first half of 2011. The Actel Board discussed the impact of general economic market trends on Actel’s sales, as well as general market risks that could reduce the market price of the Shares. The Actel Board also considered the highly competitive and rapidly evolving environment in which Actel operates and is expected to operate in the future and the fact that many of Actel’s competitors have greater name recognition, access to larger customer bases and substantially greater resources, and the impact of this competitive environment on Actel’s ability to retain and expand its portion of the total available market. The Actel Board also considered the complimentary nature of the markets served by Microsemi. After consideration, the Actel Board concluded that each of the foregoing factors supported its recommendation that all holders of Shares accept the Offer.

Available Alternatives; Results of Discussions with Third Parties. The Actel Board determined that the possible alternatives to the acquisition by Microsemi and perceived risks of those alternatives, the range of potential benefits to Actel’s shareholders of these alternatives and the timing and the likelihood of accomplishing the goals of such alternatives, as well as the Actel Board’s assessment that none of these alternatives were reasonably likely to present superior opportunities for Actel to create greater value for Actel’s shareholders, taking into account risks of execution as well as business, competitive, industry and market risks, all supported its recommendation with respect to the Offer. The Actel Board also concluded that the results of the process that the Actel Board had conducted, with the assistance of Actel management and its financial and legal advisors, to evaluate strategic alternatives and the results of discussions with third parties regarding business combination and change of control transactions supported its recommendation that all holders of Shares accept the Offer. The Actel Board also considered the indication of interest in an acquisition of Actel expressed by multiple parties, as well as the ability of other bidders to make, and the likelihood that other bidders would make, a proposal to acquire Actel at a higher price.

Financial Market Conditions; Historical Trading Prices. The Actel Board considered the current regional, national and international economic climate and the conditions of the financial markets. The Actel Board considered historical market prices, volatility and trading information with respect to the Shares, including the fact that the Offer represents a premium of approximately 30.3% over the closing price per share of the Shares on October 1, 2010, the last full trading day prior to the meeting of the Actel Board to consider and approve the Merger Agreement. After consideration of these factors, the Actel Board concluded that the current financial market conditions, Actel’s historical trading prices and the premium on the Shares all supported its recommendation that all holders of Shares accept the Offer.

Opinion of Actel’s Financial Advisor. The Actel Board considered the oral opinion delivered by Goldman Sachs, subsequently confirmed in writing, that based upon and subject to the factors and assumptions set forth therein, the $20.88 per Share in cash to be paid to the holders (other than Microsemi and its affiliates) of the Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. The Actel Board concluded that the opinion delivered by Goldman Sachs supported its recommendation that all holders of Shares accept the Offer.

The full text of the written opinion of Goldman Sachs, dated October 2, 2010, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II. Goldman Sachs provided its opinion for the information and assistance of the Actel Board in connection with its consideration of the transaction. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of the Shares should tender such Shares in connection with the Offer or how any holder of the Shares should vote with respect to the Merger or any other matter. Pursuant to an engagement letter between Actel and Goldman Sachs, Actel has agreed to pay Goldman Sachs a transaction fee, a principal portion of which is payable upon consummation of the transaction.

Cash Consideration; Certainty of Value. The Actel Board considered the form of consideration to be paid to the shareholders in the Offer and the Merger and the certainty of the value of cash consideration compared to stock or other forms of consideration. The Actel Board considered the business reputation of Microsemi and its management and the substantial financial resources of Microsemi and, by extension, Purchaser, which the Actel Board believed supported the conclusion that a transaction with Microsemi and Purchaser could be completed relatively quickly and in an orderly manner. The Actel Board also considered Microsemi’s ability to complete a financing in connection with the Offer and concluded that it was reasonably likely that such a financing could be completed on reasonable terms in connection with the closing of the Offer. The Actel Board determined that the form of consideration to be paid to Actel’s shareholders in the Offer and the Merger, the certainty of the value of the consideration and the perceived timing of the completion of the Offer as a result of Microsemi’s reputation and resources all supported its recommendation that all holders of Shares accept the Offer.

Terms of the Merger Agreement. The Actel Board concluded that the provisions of the Merger Agreement, including the respective representations and warranties (as qualified by information in confidential disclosure schedules provided by Actel in connection with the signing of the Merger Agreement, which modify, qualify and create exceptions to the representations and warranties and allocate risk between Actel, Microsemi and Purchaser, rather than establishing matters of fact, and, accordingly, may not constitute the actual state of facts about Actel, Microsemi or Purchaser) and covenants and termination rights of the parties and termination fees payable by Actel all supported its recommendation that all holders of Shares accept the Offer. More specifically, the Actel Board considered the following provisions, among others:

(1) Cash Tender Offer. The Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling Actel’s shareholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their Shares.

(2) Absence of Financing Condition. The Actel Board’s belief that the Offer will be completed and the Merger will be consummated, based on, among other things, the limited number of conditions to the Offer and the Merger, the absence of a financing condition, the obligations of Microsemi to consummate the Offer notwithstanding Microsemi’s inability to obtain the financing, the proposed financing structure by Microsemi and the Purchaser for the Offer, and the remedies that are available to Actel under the Merger Agreement in the event of the failure to obtain financing.

(3) Ability to Respond to Certain Unsolicited Acquisition Proposals. The provisions in the Merger Agreement that provide for the ability of the Actel Board, in furtherance of the exercise of its fiduciary duties under California law, to engage in negotiations or discussions with any third party that has made a bona fide, written acquisition proposal that the Actel Board believes in good faith is or is reasonably likely to lead to a Superior Proposal (as defined in Section 1.1 of the Merger Agreement) and to furnish to such third party non-public information relating to Actel pursuant to a confidentiality agreement that contains confidentiality provisions that are no less favorable to Actel than those contained in the confidentiality agreement entered into with Microsemi.

(4) Change of Recommendation; Fiduciary Termination Right. In the event Actel receives a Superior Proposal, the Actel Board has the right, prior to the purchase of Shares pursuant to the Offer, to fail to make, withdraw or modify in a manner adverse to Microsemi its approval or recommendation to its shareholders of the Offer or declaration of advisability of the Merger Agreement, the Offer or the Merger. However, the Actel Board may not make such an adverse recommendation change in response to an acquisition proposal received by a third party unless (i) such acquisition proposal constitutes a Superior Proposal, (ii) Actel promptly notifies Microsemi in writing at least 72 hours before the adverse recommendation change of its intention to take such action and (iii) Microsemi does not make, within 72 hours after its receipt of that written notification, an offer that is at least as favorable to the shareholders of Actel as such Superior Proposal (with any material amendment or modification to the Superior Proposal requiring a new written notification from Actel and a new 72 hour period). The Actel Board may terminate the Merger Agreement to accept a Superior Proposal, if (i) the Actel Board shall have determined in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to take such action would reasonably be expected to be a breach of its fiduciary duties under applicable law, (ii) Actel has complied with requirements set forth in the prior sentence and (iii) Actel pays Microsemi a termination fee of $17.5 million in cash.

(5) Conditions to Consummation of the Offer and the Merger; Likelihood of Closing. The reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement and that Microsemi’s obligations to purchase Shares in the Offer and to effect the Merger are subject to limited conditions.

(6) Top-Up Option. The Actel Board considered that Purchaser had been granted a Top-Up Option to purchase from Actel, under certain circumstances following consummation of the Offer, at a price per share equal to the Offer Price, up to a number of additional Shares sufficient to cause Purchaser to own one Share more than 90% Threshold, and that this could permit Purchaser to consummate the Merger more quickly as a short form merger under California law.

Failure to Close; Public Announcement. The Actel Board considered the possibility that the transactions contemplated by the Merger Agreement may not be consummated, and the effect of public announcement of the Merger Agreement, including effects on Actel’s sales, operating results and stock price, and Actel’s ability to attract and retain key management and sales and marketing personnel.

Business Reputation of Microsemi. The Actel Board considered the business reputation and capabilities of Microsemi and its management and the substantial financial resources of Microsemi and, by extension, Purchaser, which the Actel Board believed supported the conclusion that a transaction with Microsemi and Purchaser could be completed relatively quickly and in an orderly manner. The Actel Board also considered the impact of the Offer and the Merger on Actel’s employees, business partners and customers. The Actel Board concluded that the benefit of the business reputation and resources of Microsemi supported its recommendation that all holders of Shares accept the Offer.

Termination Fee. The Actel Board considered the termination fee of approximately $17.5 million that could become payable pursuant to the Merger Agreement under certain circumstances, including if Actel terminates the Merger Agreement to accept a Superior Proposal or if Microsemi terminates the Merger Agreement because Actel’s Board changes its recommendation with respect to the Offer or the Merger. The Actel Board acknowledged that these provisions in the Merger Agreement could have the effect of deterring third parties who might be interested in exploring an acquisition of Actel but was of the view that the payment of the termination fee was comparable to termination fees in transactions of a similar size, was reasonable and would not likely deter competing bids. In addition, the Actel Board recognized that the provisions in the Merger Agreement relating to termination fees and non-solicitation of acquisition proposals were insisted upon by Microsemi as a condition to entering into the Merger Agreement and that the termination fee would not likely be required to be paid unless Actel entered into, or intended to enter into, a definitive agreement with respect to a Superior Proposal. For the reasons described above, the Actel Board determined that the termination fee did not preclude its recommendation that all holders of Shares accept the Offer.

The foregoing discussion of information and factors considered and given weight by the Actel Board and the reasons for making its recommendation is not intended to be exhaustive, but is believed to include all of the material factors considered by the Actel Board and the material reasons for making its recommendation. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger and the related reasons for making its recommendation, the Actel Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in and the related reasons for reaching its determinations and recommendations. In addition, individual members of the Actel Board may have given different weights to different factors and reasons.

The Actel Board also considered the impact of the Offer and the Merger on Actel’s and its subsidiaries’ employees, business partners, customers and others having dealings with them. The Board concluded that these factors did not affect its recommendation that all holders of Shares accept the Offer.

In arriving at their respective recommendations, the directors of Actel were aware of the interests of executive officers and directors of Actel as described under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 hereof.

The second to last paragraph in Item 4(d) is hereby amended and restated as follows:

As described above, Goldman Sachs’ opinion to the Actel Board was one of many factors taken into consideration by the Actel Board in making its determination to approve the Merger Agreement. The foregoing summary of the analyses performed by Goldman Sachs in connection with the fairness opinion is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex II.

Item 4(e) is hereby amended and restated as follows:

To Actel’s knowledge, after making reasonable inquiry, each of Actel’s executive officers and directors currently intend to tender or cause to be tendered for purchase pursuant to the Offer any Shares owned of record or beneficially owned by such director or executive officer other than as required pursuant to the Tender and Support Agreement between each such person and Microsemi and the Purchaser. The summary of the material provisions of the Tender and Support Agreement contained in Item 3(b) above is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Tender and Support Agreement, which has been filed as Exhibit (e)(2) hereto and incorporated herein by reference. We urge you to see the exhibit for the complete terms thereof.

Item 8.	Additional Information.

The fourth paragraph in the section captioned “Dissenters’ Rights” under Item 8 is hereby amended and restated as follows:

The foregoing discussion of the rights of Qualifying Shareholders of the procedures to be followed by shareholders desiring to exercise any available dissenters’ rights is qualified in its entirety by reference to Chapter 13 of the CGCL, a copy of which is attached hereto as Annex III. If you wish to exercise dissenters’ rights or wish to preserve the right to do so, you should carefully read and strictly follow the procedures set forth in Annex III.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(a)(5)(I)	Press Release issued by Actel Corporation on October 15, 2010 announcing its financial results for its third fiscal quarter ended October 4, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Actel Corporation on October 18, 2010).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACTEL CORPORATION

Date: October 18, 2010	By:	/S/ JOHN C. EAST
John C. East President and Chief Executive Officer

INDEX TO EXHIBITS

The following exhibits are filed herewith:

Exhibit Number	Description

(a)(5)(I)

Press Release issued by Actel Corporation on October 15, 2010 announcing its financial results for its third fiscal quarter ended October 4, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Actel Corporation on October 18, 2010).